UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number 001-35884

KABUSHIKI KAISHA UBIC

(Exact name of registrant as specified in its charter)

UBIC, INC.

(Translation of registrant’s name into English)

Meisan Takahama Building

2-12-23, Kounan

Minato-ku, Tokyo 108-0075

Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

☒ Form 20-F       ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

UBIC, INC.

FORM 6-K

UBIC, Inc. is furnishing under the cover of Form 6-K the following:

Exhibit 99.1	English translation of a Japanese-language press release, dated May 26, 2016, announcing a change in the company’s name and the names of certain subsidiaries.

Exhibit 99.2	English translation of a Japanese-language press release, dated May 26, 2016, regarding the merger and integration of the company’s U.S. subsidiaries.

Exhibit 99.3	English translation of a Japanese-language notice, dated May 26, 2016, regarding the issuance of the terms of stock options (subscription rights to shares).

Exhibit 99.4

English translation of a Japanese-language notice, dated May 26, 2016, regarding partial amendments to the company’s Articles of Incorporation in connection with the announced change in the company’s name.

Exhibit 99.5	English translation of a Japanese-language press release, dated May 26, 2016, announcing a change in the company’s name.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBIC, INC.

By:	/s/ MASAHIRO MORIMOTO
Masahiro Morimoto
Chief Executive Officer and Chairman of the Board

Date: May 26, 2016